Annual Shareholder Meeting Results:

The Funds held their joint annual meeting of shareholders on December 18, 2009. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative		Authority

California Municipal
Re-election of Robert E. Connor*
Class I to serve until 2012 		 16,310,352 		432,417
Re-election of William B. Ogden IV
Class I to serve until 2012 		 16,311,927		430,842
Re-election of Hans W. Kertess*
Class I to serve until 2012 		      4,527 		     11

Messrs. Paul Belica, James A. Jacobson*, John C. Maney+ and R. Peter Sullivan III continue to serve as Trustees of the Funds

* Preferred Shares Trustee
+ Interested Trustee